Exhibit 99.1

THERAPIX BIOSCIENCES LTD.

NOTICE OF

SPECIAL GENERAL MEETING OF SHAREHOLDERS

August 20, 2020

Notice is hereby given that the Special General Meeting of the shareholders (the “Meeting”) of Therapix Biosciences Ltd. (the “Company”) will be held at the offices of Meitar Law Offices, 16 Abba Hillel Silver Rd., Ramat Gan 5250608, Israel, on Thursday, September 10, 2020 at 9:00 a.m. (Eastern Time) / 4:00 p.m. (Israel time).

The Meeting is being called for the following purposes:

1.	To approve the amendments to the amended and restated Articles of Association, as further described in the Proxy Statement.

2.	To approve a reverse split of the Company’s ordinary shares by a ratio of up to 20:1, to be effective at the ratio and on a date to be determined by the board of directors, and to amend the Company’s amended and restated Articles of Association accordingly.

The Board of Directors of the Company (the “Board”) recommends that you vote FOR the Proposals, which are described in the attached Proxy Statement.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders of record at the close of trading on Monday, August 24, 2020 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

The approval of each of Proposals to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the Ordinary Shares voted in person or presented by proxy at the Meeting.

A form of proxy for use at the Meeting is attached to the Proxy Statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s Ordinary Shares (“ADS”). By appointing “proxies”, shareholders and ADS holders may vote at the Meeting whether or not they attend. Holders of Ordinary Shares must submit their proxies to Mr. Oz Adler, Chief Financial Officer, at oz@therapixbio.com, if a properly executed proxy in the attached form is received by the Company at least four hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” the proposed resolutions to be presented at the Meeting for which the Board recommends a vote “FOR.” Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders registered in the Company’s shareholders’ register in Israel, and beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may also (i) vote their shares in person at the Meeting by presenting a certificate of ownership signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000 as proof of ownership of the shares on the Record Date, or (ii) send such certificate along with a duly executed proxy and including a copy of their identity card, passport or certification of incorporation, as the case may be, to Mr. Oz Adler, Chief Financial Officer, at oz@therapixbio.com, not less than 48 hours prior to the Meeting. In addition, shareholders of record (other than the Bank of New York Mellon) can surrender their shares with the Bank of New York Mellon in order to convert such shares to ADSs and vote as a holder of ADSs with the Bank of New York Mellon, provided such shareholders of record complete such conversion and registration of said shares to ADSs with the Bank of New York Mellon prior to the Record Date.

ADS holders should return their proxies by the date set forth on their form of proxy.

The Company’s management will ensure that the guidelines and instructions of the Israeli government, the Ministry of Health and local authorities are strictly implemented during the Meeting, including with regard to gatherings and social spacing. Shareholders who wish to participate in person or through a designated representative on their behalf are asked to follow the instructions of the Israeli authorities regarding the Covid-19 pandemic.

Sincerely,

/s/ Amitay Weiss
Amitay Weiss
Chief Executive Officer and Director

August 20, 2020

PROXY STATEMENT

THERAPIX BIOSCIENCES LTD.

SPECIAL GENERAL MEETING OF SHAREHOLDERS

August 20, 2020

The enclosed proxy is being solicited by the board of directors (the “Board”) of Therapix Biosciences Ltd. (the “Company”) for use at the Company’s Special General Meeting of shareholders of the Company (the “Meeting”) to be held on Thursday, September 10, 2020 at 9:00 a.m. (Eastern Time) / 4:00 p.m. (Israel time), or at any adjournment thereof, at the offices of Meitar Law Offices, 16 Abba Hillel Silver Rd., Ramat Gan 5250608. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value NIS 0.10 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of the proposal described in this proxy statement

The record date for determining which of the Company’s shareholders is entitled to notice of, and to vote at, the Meeting is established as of the close of trading on Monday, August 24, 2020 (the “Record Date”).

INFORMATION CONCERNING VOTING

At least five shareholders who attend the Meeting in person or by proxy who hold or represent together at least 40% of the voting rights of the Company’s issued share capital shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the adjourned meeting shall be held one week later, Thursday, September 17, 2020 at 9:00 a.m. (Eastern Time) / 4:00 p.m. (Israel time). If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matter for which the Meeting was convened.

You are entitled to vote at the Meeting if you were a shareholder at the close of trading on the Record Date. Subject to the terms described herein, you are also entitled to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of trading on the Record Date or which appeared in the participant listing of a securities depository on that date.

Expenses and Solicitation

The Board is soliciting proxies for use at the Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to ADR holders on or about September 1, 2020. In addition to solicitation of proxies to ADR holders by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefor, may solicit proxies by telephone or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or holders of American Depositary Shares (“ADS”).

Meeting Agenda

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the meeting may submit to the Company a proposed additional agenda item for the meeting, to Mr. Oz Adler, Chief Financial Officer, e-mail address: oz@therapixbio.com, no later than Thursday, August 27, 2020. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Friday, August 28, 2020, which will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov.

Required Vote and Voting Procedures

Pursuant to the Israeli Companies Law, 5799-1999, each of the Proposals described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

PROPOSAL 1

APPROVAL OF AMENDMENTS TO THE AMENDED AND RESTED ARTICLES OF ASSOCIATION OF THE COMPANY

Following a review carried by the Board of certain of our charter documents, at the Meeting, shareholders will be requested to approve certain amendments of the Company’s Amended and Rested Articles of Association (the “Articles of Association”).

Share Capital of the Company

The Company’s authorized share capital is currently NIS 1,000,000,000, consisting of 10,000,000,000 Ordinary Shares. Our Board believes that the increase in the Company’s share capital is necessary to ensure that the Company will have sufficient authorized share capital available to pursue opportunities in the future without added delay and expenses. These opportunities could include, without limitation, subject to receipt of all requisite approvals, to raise additional capital for the Company’s business.

Therefore, at the Meeting, shareholders will be asked to approve an amendment to share capital of the Company and to amend Section 5[a] of the Articles of Association as follows (additions are bold and underlined, and deletions are struck through):

“[a]	The Company’s Share Capital is NIS 1,500,000,000~~1,000,000,000~~ (one billion five hundred million New Israeli Shekels), divided into 15,000,000,000~~10,000,000,000~~ (fifteen~~ten~~ billion) Ordinary Shares of NIS 0.1 par value each (hereinafter in these Articles: the “Shares” or the “Ordinary Shares”).”

Section 5[a] will be further amended in the event that Proposal No. 2 will be approved and the Company will consummate the Reverse Split (as defined below).

Obligation to Publish Notice of Convening a General Meeting in Two Daily Hebrew-Language Newspapers

Shareholders will be asked to approve the removal of the Company’s obligation to publish notice of convening a general meeting in two daily Hebrew-language newspapers published in Israel with a wide circulation and in its stead, allow the Company to give notice of the convening of a General Meeting in accordance with applicable law.

Therefore, at the Meeting, shareholders will be asked to approve an amendment to the obligation to publish notice of convening a general meeting in two daily Hebrew-language newspaper and to amend Section 15[b] of the Articles of Association as follows (additions are bold and underlined, and deletions are struck through):

“[b]	Subject to the provisions of Section 69 of the Companies Law and the regulations promulgated thereunder, notice on a General Meeting of the Shareholders shall be given to all the Shareholders entitled thereto by publishing the notice ~~in two daily Hebrew newspapers published in Israel having a wide circulation or~~ on the Company’s website. Apart from the notice on the convening of a General Meeting as set forth above, the Company shall not notify its Shareholders on the convening of a General Meeting (including the registered shareholders, unregistered shareholders and shareholders holding share warrants to bearer (if any)).”

Quorum and Adjourned Meeting

Our Board believes that given the Company’s ownership structure and the participation rates in recent shareholders meetings, as well as considering the Company’s share price and delisting from Nasdaq Capital Market (“Nasdaq”), it is proposed to decrease the required quorum of general meetings such that at least two shareholders who attend the general meetings of our shareholders in person or by proxy, who hold or represent together at least 15% of the voting rights of the Company’s issued share capital, shall constitute a quorum for any such meetings.

In addition, our Board believes that in order to operate efficiently and be able to obtain shareholders approvals in a timely manner, the general meeting in which a quorum is not present should stand adjourned for one day.

Therefore, at the Meeting, shareholders will be asked to approve an amendment to the quorum and adjourned meeting requirement for Company’s general meetings and to amend Sections 16[b]-16[c] of the Articles of Association as follows (additions are bold and underlined, and deletions are struck through):

“[b]	The quorum for the holding of a General Meeting shall be formed upon the presence of at least 2~~5~~ (two~~five~~) Shareholders holding together at least 15~~40~~% (fifteen~~forty~~ percent) of the voting rights, within half an hour from the time set for its beginning.

[c]	No discussion is to be opened in a General Meeting, unless a quorum is present within half an hour from the time set for its beginning. If within half an hour from the time set for the beginning of the General Meeting a quorum is not present, the Meeting shall stand adjourned for one day~~week~~, to the same hour and place, or any later date, if such date was indicated in the invitation for the Meeting or the notice of the Meeting (hereinafter: the “~~the~~ Adjourned Meeting”).”

Reduction of Maximum Number of Directors and Clarification on the Election of Directors

Our Board believes that a smaller board of directors’ size more suitable to the Company’s current status, promotes greater efficiency in decision-making and encourages greater individual accountability among the directors. It is proposed to approve a reduction in the maximum number of directors to seven (7) from twelve (12), and the amendment to the Articles of Association clarifying that the directors may be elected only at annual general meeting.

Therefore, at the Meeting, shareholders will be asked to approve an amendment to the maximum number of directors and clarification on the election of directors and to amend Section 20[a] and Section 20[c] of the Articles of Association as follows (additions are bold and underlined, and deletions are struck through):

“[a]	The number of Directors of the Company shall be determined from time to time by the General Meeting, provided the number of members of the Board of Directors (including~~excluding~~ the external directors, if elected) shall not be less than three or more than seven~~twelve~~.
…
[c]	The Company shall appoint ~~as~~ Directors only at Annual Meetings and only such persons who are qualified to be appointed as Directors under any law, including the Companies Law and the regulations promulgated thereunder.”

Staggered Board of Directors

Following the recent change, the Articles of Association provide for a split of the Board into three classes with staggered three-year terms. At each annual general meeting of the Company’s shareholders, the election or re-election of directors (other than external directors, if any) following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2021 and thereafter, each year the term of office of only one class of directors will expire.

However, our Board believes that the Articles of Association have not been entirely amended with respect to this matter, specifically with respect to the process concerning the removal from office of a Board member, which creates a contradiction in the Articles of Association.

Therefore, at the Meeting, shareholders will be asked to approve an amendment to the to the process concerning the removal from office of a Board member and to amend Section 20[k][3] of the Articles of Association as follows (additions are bold and underlined, and deletions are struck through):

“[3]	Without derogating from the foregoing, the General Meeting may~~, by Ordinary Resolution,~~ dismiss a Director, even if such Director was not appointed by the General Meeting, if the General Meeting resolves that such Director acted contrary to the Company’s best interests or in breach of fiduciary duty towards the Company, provided that any resolution of the General Meeting in this respect shall be adopted by a majority of at least 65% of the voting power in the Company and in such case the provisions of Section 230(a) of the Law, concerning the opportunity provided to the Director to present his position to the General Meeting, shall apply.”

Following the recent replacement of the members of the Board, as disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission, on August 20, 2020, the current members of the Board are divided among the three classes as follows:

Ms. Liat Sidi and Mr. Lior Amit will be each classified as Class I director, and their term will expire at our annual general meeting of shareholders to be held in 2021;

Messrs. Moshe Revach and Lior Vider will be each classified as Class II director, and their term will expire at our annual meeting of shareholders to be held in 2022; and

Messrs. Amitay Weiss and Itschak Shrem will be each classified as Class III director, and their term will expire at our annual meeting of shareholders to be held in 2023.

Further, shareholders will be asked to approve an approval mechanism similar to a mechanism that exists in the Delaware Generate Corporate Law, which requires an affirmative vote of the Board (by 75% of the members) in addition to the approval of our shareholders in order to amend such provisions, if approved at the Meeting.

The brief overview above is qualified in its entirety by reference to the full text of the proposed amendment to the Articles of Association, as reflected in Appendix A attached hereto (additions are underlined, and deletions are struck through).

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the amendments to the amended and restated Articles of Association of the Company, as detailed in the Proxy Statement, dated August 20, 2020.”

The Board recommends a vote FOR the above Proposal.

PROPOSAL 2

APPROVAL OF A REVERSE SPLIT OF THE COMPANY’S ORDINARY SHARES

Due to the decrease in the share price of the Company’s Ordinary Shares and delisting from the Nasdaq, we believe that a reverse share split of our Ordinary Shares is advisable in order to make our Ordinary Shares more attractive to a broader range of investors, including professional investors, institutional investors and the general investing public. Our Board believes that the anticipated increased price resulting from the reverse share split may generate additional interest and trading in our Ordinary Shares, that will help us in the future to up list to the Nasdaq.

We are therefore seeking approval of the shareholders to effect a reverse split of the Company’s outstanding Ordinary Shares by a ratio of up to 20:1 (the “Reverse Split”) and to amend our Articles of Association to effect such Reverse Split. If the Reverse Split is approved by our shareholders, then the Board will have the authority to decide, on the ratio of the Reverse Split and the date to implement the Reverse Split. Following such determination by our Board, we will issue an immediate report announcing the effective date of the Reverse Split and will amend our Articles of Association to affect such Reverse Split.

If the Reverse Split is implemented, the number of authorized as well as the issued and outstanding Ordinary Shares would be reduced in accordance with the Reverse Split ratio and the par value per Ordinary Share will be increased proportionately. In addition, if the Reverse Split is implemented, the exercise price and the number of Ordinary Shares issuable pursuant to outstanding options and warrants will be adjusted pursuant to the terms of the respective options and warrants in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of Ordinary Shares issuable pursuant to our incentive plans shall be appropriately adjusted.

No fractional shares will be issued as a result of the Reverse Split. In accordance with our Articles of Association, all fractional shares will be rounded to the nearest whole Ordinary Share, such that only shareholders holding fractional consolidated shares of more than half of the number of shares which consolidation constitutes one whole share, shall be entitled to receive one consolidated share.

Upon the implementation of the Reverse Split, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to affect the Reverse Split for their beneficial holders holding our Ordinary Shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold our Ordinary Shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

In addition, the Board has determined that upon the implementation of the Reverse Split, each outstanding ADS will be adjusted such that the number of Ordinary Shares underlying each ADS will be reduced on the same proportionate basis as the reduction in the issued and outstanding Ordinary Shares based on the Reverse Split ratio of up to 20:1. Furthermore, the Board may decide to further adjust the Ordinary Shares per ADS ratio in connection with the Reverse split.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve a reverse share split of the Company’s Ordinary Shares by a ratio of up to 20:1, to be effective at the ratio and on a date to be determined by the Board, and to amend the Company’s amended and restated Articles of Association accordingly as detailed in the Proxy Statement, dated August 20, 2020.”

The Board recommends a vote FOR the above Proposal.

WHERE TO FIND MORE INFORMATION

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC.

All documents which we will file on the Commission’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov and the Company’s website at www.therapixbio.com. Shareholders may obtain information directly from the Company by contacting the Company’s Chief Financial Officer, Mr. Oz Adler, at oz@therapixbio.com.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. The Notice of the Special General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED AUGUST 20, 2020. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN AUGUST 20, 2020, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, may also (i) vote their shares in person at the Meeting by presenting a certificate of ownership signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000 as proof of ownership of the shares on the Record Date, or (ii) send such certificate along with a duly executed proxy and including a copy of their identity card, passport or certification of incorporation, as the case may be, to Mr. Oz Adler, Chief Financial Officer, at oz@therapixbio.com, not less than 48 hours prior to the Meeting.

By Order of the Board of Directors

Therapix Biosciences Ltd.

August 20, 2020

Appendix A

Therapix Biosciences Ltd.

Articles of Association

of a Public Company

Table of Content

1.	Interpretation	A-1
2.	Objects of the Company	A-1
3.	Limitation of Liability	A-1
4.	The Articles of Association	A-1
5.	Company’s Share Capital	A-2
6.	Modification of Registered Capital and Change of Rights	A-2
7.	The Shareholdings	A-3
8.	Share Certificates	A-4
9.	Transfer of Shares and their Transmission	A-5
10.	The Rights of a Shareholder	A-5
11.	Organs of the Company	A-6
12.	The General Meeting and its Powers	A-6
13.	Convening of the Annual Meeting	A-7
14.	Convening of a Special Meeting	A-7
15.	Notices Concerning the Convening of a General Meeting	A-7
16.	Deliberations at General Meetings	A-8
17.	Chairman of the General Meeting	A-8
18.	Voting at the General Meeting	A-8
19.	Resolutions at the General Meeting	A-9
20.	Directors and their Appointment	A-10
21.	Remuneration of Directors	A-10
22.	Powers of the Board of Directors	A-11
23.	Chairman of the Board of Directors	A-12
24.	Convening Meetings of the Board of Directors	A-12
25.	Board of Directors’ Meetings and their Proceedings	A-12
26.	Voting at the Board of Directors	A-13
27.	Committees of the Board of Directors	A-13
28.	Audit Committee	A-14
29.	General Manager	A-14
30.	Officeholders of the Company	A-14
31.	Liability, Insurance, Indemnification and Exemption	A-14
32.	Internal Auditor and Independent Accountant-Auditor	A-16
33.	Distribution, Distribution of Dividends and Bonus Shares	A-16
34.	Calls for Payment	A-17
35.	Forfeiture of Shares	A-17
36.	Shareholders’ Register	A-17
37.	Register of Substantial Shareholders and Additional Shareholders’ Register Outside of Israel	A-18
38.	Seal, Stamp and Signatory Rights	A-18
39.	Accounts	A-18
40.	Donations	A-18
41.	The Keeping of Minutes	A-18
42.	Notices	A-19
43.	Winding-up, liquidation and dissolution	A-19

i

Public Company Limited by Shares

The Companies Law, 5759 - 1999

Articles of Association

of

Therapix Biosciences Ltd.

(תראפיקס ביוסיינסס בע”מ)

1. Interpretation

In these Articles of Association, unless the text otherwise requires:

“These Articles” or “the Articles of Association”	mean these Articles, as drafted herein or as amended from time to time by the Shareholders;

“The Company”	means Therapix Biosciences Ltd.;

“The Board of Directors”	means the Company’s Board of Directors, elected in accordance with the provisions of these Articles;

“The Companies Law” or “the Law”	means the Companies Law, 5759-1999, as amended from time to time;

“The Companies Ordinance” or “the Ordinance”	means the provisions of the Companies Ordinance [New Version] 5743-1983, which have not been cancelled as amended from time to time;

“The Securities Law”	means, the Securities Law, 5728-1968;

“The Office”	means the registered office of the Company from time to time;

“The Shareholders’ Register”	means the Company’s Shareholders’ Register that must be kept under the Law and in accordance with the provisions of these Articles;

“Writing”	means print, photocopy, telegram, telex, facsimile, email and any other form of creating or visibly fixing or imprinting words.

“Simple Majority Resolution” or “Ordinary Resolution”	means a resolution adopted at the (Annual or Special) General Meeting by a majority of those voting and without counting the abstaining votes.

Subject to the provisions of this Article, unless the written text requires another interpretation, terms defined in the Companies Law shall have the same meanings ascribed to them therein; words in the singular shall include the plural and vice versa; words in the masculine shall include the feminine and vice versa and words referring to persons shall also include corporations.

2. Objects of the Company

The Company may engage in any legal business.

3. Limitation of Liability

[a]	The liability of a Shareholder in the Company with respect to the Company’s debts shall be limited to the unpaid amount owing by him to the Company in consideration for the Shares held by such Shareholder and in any event, to an amount that shall not be less than the nominal value of the Share held by such Shareholder.

[b]	If the Company issues Shares for consideration which is less than their nominal value, as set forth in Section 304 of the Law (hereinafter: “the Reduced Consideration”), the liability of the Shareholder shall be limited to the payment of the Reduced Consideration amount for the Share issued to such Shareholder as stated above.

4. Company’s Articles of Association

[a]	The Company may amend its Articles by Simple Majority Resolution of the Shareholders attending the vote at the General Meeting of the Company, except as expressly provided otherwise in other provisions of these Articles. Any resolution adopted at the General Meeting by the majority required for amending the Company’s Articles and thereby changing any of the provisions of the Articles, shall be deemed to be a resolution for amendment of the Company’s Articles, even if such purpose was not expressly stated in that resolution; The Company may restrict - by means of a contract - its capacity to amend the Articles or any of the provisions thereof, if a resolution to that effect is adopted at the General Meeting by the majority required for amending the Company’s Articles; Subject to the provisions of the Companies Law, any amendments to the Company’s Articles shall become effective upon the adoption of such amendment resolution or at any later time specified therein.

[b]	No amendment to the Articles which adversely affects the rights of any Shares’ class shall be made without an approval of the meeting of shareholders of such class.

[c]	Notwithstanding the provisions of this chapter, an amendment of these Articles that obligates a Shareholder to acquire additional Shares or to increase the extent of his liability, shall not obligate the Shareholder without his consent.

[d]	Notwithstanding anything in these Articles to the contrary, the provisions of Articles 4, 12, and 20 may only be amended by a resolution at the General Meeting, provided however, that such amendment was also approved by a resolution of at least 75% of the members of the Board then in office, at a session of the Board which has taken place prior to the General Meeting.

5. Share Capital of the Company

[a]	The Company’s Share Capital is NIS 1,500,000,000~~1,000,000,000~~ (one billion five hundred million New Israeli Shekels), divided into 15,000,000,000~~10,000,000,000~~ (fifteen~~ten~~ billion) Ordinary Shares of NIS 0.1 par value each (hereinafter in these Articles: “the Shares” or the “Ordinary Shares”).

[b]	All the Ordinary Shares shall have equal rights among them for all intents and purposes and each Ordinary Share confers the holder thereof the following rights:

[1]	The right to be invited to and participate in the General Meetings of Shareholders of the Company, and the right to one vote for any Ordinary Share in any voting at the Company’s General Meeting in which such holder participates;

[2]	The right to receive dividends, if and when such are distributed and the right to receive bonus shares if and when such are distributed - all in proportion to the Shares’ par value and without regard to any premium paid for such Shares;

[3]	The right to take part in the distribution of the surplus assets of the Company in the case of the winding-up of the Company, pro-rata to his relative share in the Company’s issued Share Capital.

[c]	The foregoing shall not derogate from the Company’s right to create shares of various classes, as set forth in these Articles below and under any law.

6. Modification of Registered Capital and Change of Rights

[a]	The General Meeting of the Company’s Shareholders may, by adopting a Simple Majority Resolution and subject to Section 46B of the Securities Law, 5728- 1968 and any law:

[1]	Increase its Share Capital in the amount so resolved by the creation of new Shares, under such conditions and with such rights as shall be resolved. Such resolution may be passed regardless of whether all the existing Shares have been issued or resolved to be issued, or whether such Shares were not yet issued or resolved to issue such Shares.

Unless otherwise determined by the resolution of the Meeting on the Share Capital increase, the new Share Capital shall be deemed to be part of the original Share Capital of the Company and shall be subject to the same Articles with reference to payment of calls on shares, right of charge, transfer, title, forfeiture or otherwise, as apply to the original Share Capital;

[2]	Consolidate and divide all or any part of its Share Capital into Shares of larger nominal value than its existing Shares, and if its Shares have no nominal value - into a Share Capital comprised of a smaller number of Shares, provided that the shareholding rates of the Shareholders in the issued Share Capital are not changed;

[3]	Subdivide its Shares, or any of them, into Shares of smaller nominal value than its existing Shares, and if its Shares have no nominal value - into a Share Capital comprised of a smaller number of Shares, provided that the shareholding rates of the Shareholders in the issued Share Capital are not changed;

[4]	Change, abrogate, convert, broaden, add or vary in any other manner the rights, preferences, privileges, limitations and provisions attached or not attached at that time to such Company Shares;

[5]	Cancel any registered Share Capital which has not been issued, provided that there is no undertaking of the Company, including a contingent undertaking, to allocate Shares out of such registered Share Capital;

[6]	Reduce its Share Capital in the same manner and on the same terms and upon receiving of such approvals as required under the Law;

[b]	The rights conferred upon the holders of the Shares shall not be deemed to be varied by the creation or issue of further shares ranking pari passu therewith, unless otherwise provided by the terms of issue of those shares.

[c]	The change, conversion, abrogation, broadening, addition or any other variation of the rights, preferences, privileges, limitations and provisions attached to a specific Shares class issued to the Company’s Shareholders, are subject to the consent of the holders of issued Shares of such class, that shall be given in writing from the holders of all the issued Shares of such class, or by Simple Majority Resolution adopted at the Special Meeting of the Shareholders of such particular class.

[d]	The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any meeting of the holders of a particular class of Shares of the Company.

[e]	For the purpose of executing any such resolution, the Board of Directors may, in its discretion, settle any difficulties which arise in this context. Without derogating from the powers of the Board of Directors as stated above, if as a result of consolidation of capital, Shareholders would be left with fractional Shares, the Board of Directors may:

[1]	Sell the total amount of fractional Shares and for this purpose appoint a trustee, in whose name share certificates comprising the fractions would be issued, who shall sell same and the sale proceeds, less commissions and expenses, shall be distributed to those entitled thereto;

[2]	Allocate to each Shareholder left with such fraction following the consolidation, such fully paid up Shares from the class existing prior to the consolidation, in such number sufficient for one whole Share when consolidated with the original fraction and such allocation shall be deemed in effect immediately prior to the consolidation;

[3]	Determine that the Shareholders shall not be entitled to receive a consolidated Share for a fraction of a consolidated Share, resulting from consolidation of half or less than half of the number of Shares the consolidation of which had created one consolidated Share, and may receive a consolidated Share for a fraction of a consolidated Share resulting from consolidation of more than half of the Shares creating one whole consolidated Share;

[4]	In the event that such action as set forth in subsections (2) and (3) above would require the issuance of additional Shares, then payment for such Shares shall be made in the same manner applicable in case of payment for bonus shares. Such consolidation and division shall not be deemed to modify the rights of the Shares underlying such consolidation and division.

[f]	In any case of consolidation of Shares into Shares of a greater nominal value, the Board of Directors may determine arrangements to settle any difficulties that may arise with regard to such consolidation, and in particular, determine which Shares would be consolidated into such or other Share, and in case of consolidation of Shares not owned by one owner, may determine arrangements for sale of the consolidated Share, the manner of such sale and distribution of the (net) sale proceeds and appoint a person to execute such transfer and any act made by such person shall be valid and no claims against it may be heard.

[g]	The securities of the Company shall be under the control of the Board of Directors, and the Board of Directors may allocate or grant them at its discretion, subject to the provisions of any law and the provisions of these Articles. The Board of Directors of the Company may:

[1]	Issue or allocate Shares and other securities, which are convertible or exercisable into Shares, up to the amount of the Company’s registered Share Capital, including by allocation (or otherwise deal with them), against cash or for such other consideration which is not cash, with such exclusions and conditions, either at premium, at their nominal value or at a discount, on such dates as the Board of Directors deems fit;

[2]	Resolve to issue a series of debentures within its borrowing powers in the name of the Company and within such limits;

[h]	Unless otherwise resolved by the Company by Simple Majority Resolution, then in any event of offering of Shares to the holders of Company Shares, no obligation exists to make the same offer to all the Company’s Shareholders. The Board of Directors may offer the securities of the Company to whomever it shall deem appropriate, regardless of whether such offerees are holders of securities of the Company or not, all subject to the provisions of any law, the provisions of these Articles and the contracts applicable to the Company on the allocation date.

[i]	Upon the allocation of Shares, the Board of Directors may provide for differences among the holders of such Shares as to the consideration, amounts of calls on Shares and/or the times of payment thereof.

7. The Shareholdings

[a]	The Company shall be entitled to treat the registered holder of a Share as the absolute owner thereof, and accordingly shall not be obligated to recognize any equitable or other claim to, or interest in, such Share on the part of any other person, except as ordered by a court of competent jurisdiction or as provided in the law. The foregoing shall not apply to a Nominee Company as defined in the Law.

[b]	If the Company receives a request to record a person as a Shareholder in the Shareholders’ Register from someone in whose name such Shares are registered with a member of the stock exchange, and these Shares are registered in the Shareholders’ Register in the name of a Nominee Company, then the Company shall record such Shareholder in the Shareholders’ Register if the following conditions are met:

[1]	The applicant has delivered to the Company an undertaking from such member of the stock exchange with whom such Shares are recorded to notify the Company of the new shareholdings of the applicant immediately upon execution of an act which modifies its shareholdings in the Share.

[2]	The applicant has undertaken in writing towards the Company to notify the Company of the execution of such acts.

[c]	If two or more persons are registered as joint holders of any Share, any one of them may give effectual receipts for any dividend, Shares, bonus shares, share certificates, debentures, option warrants or any monies or other rights in respect of such Share, even if such dividend, Shares, bonus shares, share certificates, debentures, option warrants or any monies or other rights were delivered to another joint holder.

[d]	The Company may at any time pay commission to any person for his unconditional or conditional subscribing or consent to subscribe any share, debenture or series of debentures of the Company, or for his consent to underwrite, whether unconditionally or conditionally, any share or debenture, or debenture stock of the Company, all subject to the provisions of the law.

[e]

[1]	The guardians and administrators of the estate of an individual Shareholder who has died, or, when there are no administrators of an estate or guardians, the persons having the right as heirs of the deceased individual Shareholder will be the only ones recognized by the Company as having a right to the Share that was registered in the name of the deceased.

[2]	If a share is registered in the names of two holders or more, the Company shall only recognize the surviving partner or the surviving partners as the persons having the right to the Share or to a benefit in the Share, subject to the provisions of any law.

[3]	A joint holder of a Share may transfer his joint ownership, subject to the provisions of these Articles.

[4]	The Company may recognize the receiver or liquidator of any corporate Shareholder in winding-up or dissolution, or the trustee in bankruptcy or the guardian of a legally incompetent person, as being entitled to the Shares registered in the name of such Shareholder.

[f]	Any person becoming entitled to Shares due to the death of a Shareholder, may, upon providing evidence of a probate of a will or appointment of a guardian or succession order, attesting the right of such person to the shares of the deceased Shareholder, be registered as a Shareholder by virtue of such Shares, or may, subject to the approval of the Board of Directors under the provisions of these Articles, transfer these Shares.

8. Share Certificates

[a]	Share certificates shall be issued under the stamp of the Company and signed by two Directors, or signed by the General Manager of the Company and one Director or another person as determined by the Board of Directors.

[b]	Each member shall be entitled to receive, within six months following the allocation date or following the date of registration of a transfer, one share certificate for all the Shares registered in his/ its name, for which full consideration has been paid, or, if so approved by the Board of Directors, a number of share certificates for the Shares registered in his/its name.

[c]	Each Share certificate shall specify the numbers of the Shares for which it has been issued and any other particulars which the Board of Directors deems important or which may be required under any law.

[d]	A Share certificate registered in the names of two or more persons shall be delivered to the person first named in the Shareholders’ Register from amongst such joint holders and the Company shall not be bound to issue more than one certificate to all the joint holders of the Shares - delivery of such certificate to one holder shall be sufficient delivery to all the holders of the Share.

[e]	If a Share certificate is defaced, lost or destroyed, the Board of Directors may issue another certificate to replace such certificate, provided that such certificate is delivered to and destroyed by the Board of Directors, or it is proved to its satisfaction that such certificate was lost or destroyed, and the Board of Directors receives satisfactory securities for any possible damage, all against payment, if such payment is imposed.

[f]	The Company shall not issue share warrants to bearer or bearer shares.

[g]	Any share warrant to bearer issued in the past and duly held by a Shareholder, may be surrendered to the Company for cancellation and converting it into a registered share; upon such cancellation the name of the Shareholder must be registered in the Shareholders’ Register of registered shares, and specify the number of shares registered in the name of such Shareholder.

9. Transfer of Shares and their Transmission

[a]	No transfer of Company Shares shall be registered in the Company’s Shareholders’ Register, unless one of the alternatives provided in Section 299 of the Companies Law is fulfilled, as set forth in Article 36(d) below.

[b]	The share transfer deed shall be signed by the transferor and the transferee and the transferor shall be deemed as having remained the Shareholder until the name of the transferee has been registered in the Shareholders’ Register in respect to the transferred share.

[c]	The deed of transfer of a Share shall be drafted in the following form or in form as similar as possible to it, or in a form to be approved by the Board of Directors:

I, __________ of ____________ (hereinafter: “the Transferor”) for consideration in the amount of NIS ________, hereby transfer to

___________ (hereinafter : “the Transferee”) ______ shares of NIS _____ each, numbered ___ to ____ (inclusive) of the Company, to be held by the Transferee, his estate, his guardians and proxies, in accordance with all of the terms whereby I held such shares immediately prior to the signing of this deed, and I, the Transferee, hereby agree to receive the aforesaid shares, in accordance with the aforesaid terms.

In witness whereof, we have hereto set our hands On the ____ Day of ________ , _________

_____________________________ ______________________________

The Transferor The Transferee

_____________________________ ______________________________

Witness to signature of the Transferor Witness to signature of the Transferee

[d]	Along with the share transfer deed any document required by the Board of Directors in connection with the transfer (including the transferred Share certificate) must be submitted to the Company. If a Share transfer is approved - all such documents shall be left with the Company.

[e]	Unless approved by the Board of Directors, no transfer of Shares which are not fully paid shall have any effect. The Board of Directors may, at its absolute discretion and without assigning any reason therefor, decline to register the transfer of any Shares which are not fully paid.

[f]	Each share transfer deed shall be delivered to the Office for registration. The deeds of transfer registered shall remain in the Company’s possession, but all the deeds of transfer that the Board of Directors has refused to register for reasons permitted under these Articles or the Law, shall be returned on demand, to whomever delivered them, together with the share certificate (if delivered).

10. The Rights of a Shareholder

In addition to the rights of a Shareholder as set forth in Article 5(b) above, each Shareholder in the Company shall be entitled to the following rights:

[a]	Each Shareholder shall have a right to inspect the documents of the Company detailed below:

[1]	Minutes of the General Meetings;

[2]	Shareholders’ Register and Register of Substantial Shareholders of the Company;

[3]	These Articles including any modifications thereto, as shall be made from time to time;

[4]	Any document required to be filed by the Company with the Companies Registrar or the Securities Authority, under the provisions of the Companies Law and under any law and publicly available at the Companies Registrar or the Securities Authority, as the case may be;

[b]	A Shareholder may demand the Company, specifying the purposes of such demand, to inspect any documents in the possession of the Company concerning any action or transaction requiring the approval of the General Meeting pursuant to the provisions of Section 255 and Sections 268 to 275 of the Companies Law.

[c]	The Company may refuse the Shareholder’s demand if the Company believes that such demand was not made in good faith or that the requested documents include a commercial secret or patent, or that the disclosure of documents is otherwise likely to have an adverse effect on the Company.

11. Organs of the Company

[a]	The organs of the Company are:

[1]	The General Meeting;

[2]	The Board of Directors;

[3]	The General Manager;

The acts and intents of an organ shall be deemed to be the acts and intents of the Company.

[b]	The Company’s organs shall have the following powers:

[1]	The General Meeting shall have the powers set forth in Article 12 below.

[2]	The Board of Directors shall have the powers set forth in Article 22 below.

[3]	The General Manager shall have the powers set forth in Article 29 below.

[c]	Unless specifically stated otherwise in these Articles or in the Law, the Board of Directors may delegate any of Company’s powers which were not conferred by the Law or pursuant to these Articles to any other organ of the Company.

[d]	The General Meeting may assume upon itself powers conferred on the Board of Directors and/or any other organ of the Company in any matter essential for the orderly administration of the Company and/or for any act which deems, in the opinion of the General Meeting, to be in the best interests of the Company and/or any other matter for a period not exceeding one year and for any matter provided in Section 52 of the Companies Law.

[e]	The Board of Directors of the Company may assume upon itself powers conferred on the Company’s General Manger in any matter essential for the orderly administration of the Company and/or for any act which deems, in the opinion of the General Meeting, to be in the best interests of the Company and/or any other matter for a period not exceeding one year and for any matter provided in Sections 51 and 52 of the Companies Law.

GENERAL MEETINGS

12. The General Meeting and its Powers

[a]	The Company’s resolutions in the following matters shall be adopted at the General Meeting:

[1]	Amendments to the Company's Articles of Association as set forth in Article 4 above (provided that the provisions of Articles 4, 12, and 20, may only be amended by a resolution at the General Meeting, provided however, that such amendment was also approved by a resolution of at least 75% of the members of the Board then in office, at a session of the Board which has taken place prior to the General Meeting).

[2]	Exercising of powers of the Board of Directors in case the Board of Directors is unable to discharge its duties, in accordance with the provisions of Section 52(a) of the Companies Law;

[3]	Appointment of the Company’s Independent Accountant-Auditor, termination of such employment and determining the terms of his service, as set forth in Article 32 below;

[4]	Appointment of external directors in accordance with the provisions of Section 239 of the Companies Law and in accordance with Article 20(i) below;

[5]	Approval of acts and transactions which require approval of the General Meeting pursuant to the provisions of any law;

[6]	Increase or decrease of the registered Share Capital, as set forth in Article 6 above;

[7]	Appointment of Directors, other than external directors, as set forth in Article 20 below;

[8]	A merger as set forth in Section 320(a) of the Companies Law.

[b]	The provisions of the Law with respect to the convening dates of General Meetings, the manner of their convening, the matters discussed therein, quorum, manner of giving notices, manner of voting, keeping of minutes, etc. shall apply in the matter of General Meetings, Special Meeting and class meetings, save as expressly provided otherwise in these Articles and subject to the provisions of any law.

13. Convening an Annual Meeting

[a]	The Company shall hold an Annual Meeting each year and no later than the end of fifteen months after the last Annual Meeting.

[b]	The agenda of the Annual Meeting shall include the following issues:

[1]	Discussion of the Company’s financial statements and the Board of Directors’ report;

[2]	Appointment of Directors and determining their remuneration;

[3]	Appointment of an Independent Accountant-Auditor;

[4]	Any subject which the Board of Directors determines to include in the agenda of the Annual Meeting;

[5]	Any matter which one or more Shareholders, who have at least one percent of the voting rights at the General Meeting, requests the Board of Directors to include on the agenda of the General Meeting, provided the matter is suitable for deliberation at the General Meeting.

14. Convening a Special Meeting

[a]	The Board of Directors shall convene a Special Meeting according to its own decision and at the request of each of the following:

[1]	Two Directors or one quarter of all the serving Directors then in office;

[2]	One Shareholder, or more than one, holding at least five percent of the issued Share Capital and one percent of the voting rights in the Company, or one Shareholder, or more than one, holding at least five percent of the voting rights in the Company.

[b]	The agenda of the Special Meeting shall be determined by the Board of Directors and shall also include subjects for which the convening of a Special Meeting is required under Article 14(a) above, as well as any subjects required by a Shareholder under Article 13(b)(5) above.

[c]	The Board of Directors, if demanded to convene a Special Meeting, as set forth in Article 14(a) above, shall convene such Meeting no later than twenty one days after the date on which such demand is delivered to it, as set forth in the next Article below, for the date specified in the invitation delivered to the Shareholder under Article 15 below, provided the convening date shall not be later than 35 days after publication of the notice.

15. Notices Concerning the Convening of a General Meeting

[a]	The Company may determine a record date in the matter of entitlements to receive invitations to General Meetings, participate and vote thereat, provided such date is not longer than 21 days and not less than 4 days prior to the date scheduled for the convening of the General Meeting, or any other effective date to be determined by law, including the Companies Law and the regulations promulgated thereunder.

[b]	Subject to the provisions of Section 69 of the Companies Law and the regulations promulgated thereunder, notice on a General Meeting of the Shareholders shall be given to all the Shareholders entitled thereto by publishing the notice ~~in two daily Hebrew newspapers published in Israel having a wide circulation or~~ on the Company's website. Apart from the notice on the convening of a General Meeting as set forth above, the Company shall not notify its Shareholders on the convening of a General Meeting (including the registered shareholders, unregistered shareholders and shareholders holding share warrants to bearer (if any)).

[c]	Any notice given in the manner set forth above shall specify the details and subjects provided in Section 69 of the Companies Law and the regulations promulgated thereunder. If the notice specifies a date for an adjourned meeting, that is different from that stated in Section 78(b) of the Companies Law, namely earlier to or later than seven (7) days from the date of the original meeting, the notice shall specify the date of such adjourned meeting.

[d]	A bona fide defect in convening or conducting the General Meeting, including a defect deriving from the non-fulfillment of any provision or condition promulgated under the Law or these Articles, including with regard to the manner of convening or conducting the General Meeting, shall not disqualify any resolution adopted at the General Meeting and shall not affect the deliberations which took place thereat, subject to the provisions of any law.

16.  Deliberations at General Meetings

[a]	The General Meeting may discuss any matter as provided in the Law and these Articles and any matter included in its agenda, as specified in the notice regarding the convening of the General Meeting.

[b]	The quorum for the holding of a General Meeting shall be formed upon the presence of at least 2~~5~~ (two~~five~~) Shareholders holding together at least 15~~40~~% (fifteen~~forty~~ percent) of the voting rights, within half an hour from the time set for its beginning.

[c]	No discussion is to be opened in a General Meeting, unless a quorum is present within half an hour from the time set for its beginning. If within half an hour from the time set for the beginning of the General Meeting a quorum is not present, the Meeting shall stand adjourned for one day~~week~~, to the same ~~day,~~ hour and place, or any later date, if such date was indicated in the invitation for the Meeting or the notice of the Meeting (hereinafter: “the Adjourned Meeting”).

[d]	If the quorum set forth in Article 16(b) above is not present at the Adjourned Meeting within half an hour from the time set for the Meeting, the Adjourned Meeting shall be held with any number of participants.

[e]	Notwithstanding the aforesaid in Article 16(d) above, if the General Meeting was convened on demand of Shareholders, as provided in Article 14(a)(2) above, or in accordance with Section 64 of the Law, the Adjourned Meeting shall be held only in attendance of at least such number of Shareholders required for the purpose of convening such Meeting as provided in the Article 14(a)(2) above.

[f]	A General Meeting at which a quorum is present may resolve to adjourn the Meeting, the discussion or the adopting of a resolution in a matter included on the agenda, for another date and place as it shall determine; The Adjourned Meeting may not discuss matters other than those that had been on the agenda of the original Meeting and with respect to which no resolution was adopted.

[g]	If a General Meeting is adjourned as set forth in Article 16(f) above, to a date exceeding twenty one days, notices on the Adjourned Meeting shall be given in the manner provided in Article 15 above.

[h]	If the General Meeting is adjourned without changing its agenda, to a date not later than twenty one days, notices and invitations as to the new date shall be provided, as early as possible, and not later than seventy two hours prior to the General Meeting; Such notices and invitations shall be given in accordance with Sections 67 and 69(a) of the Companies Law, mutatis mutandis.

17.  Chairman of the General Meeting

[a]	The Chairman of the Board of Directors shall serve as Chairman of the General Meeting or someone permanently appointed in writing by the Chairman of the Board of Directors for a specific Meeting or permanently.

[b]	If no Chairman is appointed for the Board of Directors or if the Chairman of the Board of Directors is not present and has not appointed a Chairman for the Meeting, the Chairman of the Meeting shall be whomever is appointed by the Meeting from amongst the members of the Board of Directors present, and if no Director is present - whomever the Meeting appoints from amongst the participants of the Meeting.

[c]	In the event that none of the Shareholders is present as stated above, the instrument appointing a proxy shall serve for empowering the Company’s representative as Chairman of the General Meeting, as stated above.

18.  Voting at the General Meeting

[a]	Subject to and without derogating from any rights or restrictions applicable at any time to a specific class of Shares forming part of the Company’s Share Capital, each member is entitled to one vote for every Share conferring on the holder thereof the right to vote or for which he serves as proxy for the Shareholder. A Shareholder shall be deemed entitled to attend and vote at the General Meeting, whether in person, or by proxy, or by means of a vote by written proxy, if such Shareholder delivers to the Company an ownership certificate as provided in the Regulations enacted for this purpose, for the effective date as specified in the notice on the convening of the Meeting, in accordance with Article 15(a) above. The provisions of the law, including the Companies Law and the regulations promulgated thereunder shall apply with respect to a voting by means of a written proxy.

[b]	A corporation being a Shareholder of the Company may authorize, by resolution of its managers or another managing entity thereof, any person, as it shall deem appropriate, to be its representative at any General Meeting of the Company. The authorized person as aforesaid shall be entitled to exercise on behalf of the corporation he represents the same voting rights that the corporation itself might have exercised in accordance with the authorization given to it.

[c]	If a Shareholder is a minor, ward, bankrupt or incapacitated, or, in case of a corporation, subject to receivership proceedings or liquidation, he/it may vote via his trustees, receiver, natural or other legal guardian, as the case may be, and such persons are entitled to vote in person or by proxy.

[d]	If two or more members are joint owners of a Share and are present and participate in the vote, then in the vote on any question, only the vote of the senior partner shall be accepted, amongst those present and voting, without regard to the other registered joint owners of the Share. For this purpose, the senior partner shall be deemed to be the person named first in the Shareholders’ Register, from amongst those present and voting.

[e]	A Shareholder may appoint a proxy to vote in his place, who need not be a Shareholder in the Company. The appointment of a representative or proxy to attend and vote at the Meeting in the name of the Shareholder shall be in writing, under the hand of the Shareholder or of his attorney duly authorized in writing, or, if the appointer is a corporation, the document must bear binding signatures in accordance with the articles of association of such corporation. If the appointer is a corporation, a certification of an attorney shall be attached to the power of attorney according to which the power of attorney has been signed in accordance with the articles of association of such corporation.

[f]	A vote in accordance with the terms of the power of attorney shall be valid, even if the appointer already died or was declared bankrupt or legally incapacitated or canceled the instrument of appointment or transfered the share by virtue of which it was given, or, if a corporation, a liquidator or receiver was appointed for it, unless prior thereto a notification in writing of the change as above was received at the Office at least one day prior to the Meeting, or at the location of the Meeting prior to the time set for the beginning of the Meeting.

[g]	The instrument appointing a proxy and the power of attorney or other certificate (if any) or a copy thereof certified by a notary or attorney, shall be deposited at the place designated by the Board of Directors for depositing the ownership approval not less than forty eight hours before the time set for the General Meeting.

[h]	A Shareholder who holds more than one Share may appoint more than one proxy, subject to the following provisions:

[1]	The instrument of appointment shall state the class of Shares in respect of which it is being given and their number;

[2]	Where the overall number of Shares of any particular class stated in the instruments of appointment given by a Shareholder exceeds the number of shares of that class held by such Shareholder, all the instruments of appointment given by that Shareholder for any surplus Shares shall be void, without prejudicing the validity of the vote for the Shares held by such Shareholder;

[3]	Where a proxy is appointed by the Shareholder and the instrument of appointment does not specify the number and class of the Shares which respect to which it has been given, the instrument of appointment shall be deemed to be given with respect to all the Shares on the date of depositing the instrument of appointment with the Company or delivery to the Chairman of the Meeting, as the case may be. Where an instrument of appointment was given in respect of a number of Shares which is lower than the number of Shares held by the Shareholder’s, the Shareholder shall be regarded as having abstained from being present at the voting in respect of the balance of his Shares and the instrument of appointment shall only be valid for the number of shares stated therein.

[i]	Every instrument appointing a proxy (whether for a meeting which shall be specially indicated or otherwise), shall be in the following form or a substantially similar form to the extent allowed by the circumstances:

I, ________ of __________ a Shareholder in the Company and entitled to ____ votes, hereby appoint _______ of _________, or in his/her/its absence, ________ of _________, to vote for me and on my behalf in the (Annual/ Special/ Adjourned, as the case may be) General Meeting of the

Company which will be held on the ____ day of the month of ________ year ________, and in any adjourned meeting of this meeting.

In witness whereof, I have set my hand hereunto on this _________ day of the month of __________ year _____.

19.  Resolutions at the General Meeting

[a]	Every resolution put to the vote at a General Meeting shall be decided by count of votes.

[b]	Resolutions at General Meetings, including a resolution in the matter of a merger, shall be adopted by Simple Majority.

[c]	A declaration by the Chairman of the General Meeting that a resolution at the General Meeting has been carried, either unanimously, or carried by a particular majority, or rejected, shall constitute prima facie evidence of the matters recorded therein.

THE BOARD OF DIRECTORS

20.  Directors and their Appointment

[a]	The number of Directors of the Company shall be determined from time to time by the General Meeting, provided the number of members of the Board of Directors (including~~excluding~~ the external directors, if elected) shall not be less than three or more than seven~~twelve~~.

[b]	The Directors of the Company shall be appointed or re-appointed by Ordinary Resolution at the Annual Meeting (other than external directors, if any) following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2021 and thereafter, each year the term of office of only one class of directors will expire, unless their office is vacated pursuant to any law or as stipulated in these Articles.

This Section 20[b] shall not be amended unless an affirmative vote of 65% of the voting power represented at a general meeting of shareholders and voting thereon has been obtained, provided that such majority constitutes more than 33.33% of the Company’s total issued and outstanding share capital at the record date for such general meeting.

[c]	The Company shall appoint ~~as~~ Directors only at Annual Meetings and only such persons who are qualified to be appointed as Directors under any law, including the Companies Law and the regulations promulgated thereunder

[d]	Subject to the provisions of any law, no Director shall be disqualified due to his office as a Director, from occupying any other office or profitable position in the Company or in any other company, in which the Company shall be a Shareholder or shall have another interest therein, or from executing a contract with the Company as seller, buyer or otherwise, nor shall any such contract or any contract or agreement made by or on behalf of the Company, in which any Director shall have any interest be appealed, nor shall such Director be required to report to the Company on any profit derived from any such office or profitable position, or realized from any such contract or agreement, for the sole reason of such Director occupying such office or due to fiduciary relations created as a result thereof and provided the Director complies with the provisions of the law referring to the personal interest of the Director.

[e]	A corporation shall be qualified to serve as a Director. A corporation serving as a Director in the Company may appoint an individual who is qualified to be appointed as a Director in the Company, to serve on its behalf, and may replace such Director, all subject to the duties owed by the corporation to the Company. The name of the individual serving on behalf of the corporation shall be entered in the Directors’ register of the Company, as someone serving in the name of such corporation. The duties applicable to the Director shall apply, jointly and severally, to the individual serving in the name of such corporation and to the corporation.

[f]	A Director who has ceased to serve in such office will be eligible for re-appointment.

[g]	If the office of the Director is vacated for any reason whatsoever, the serving Directors may add a Director in his place and such Director shall serve until the end of the term for which his predecessor was supposed to serve, but for the vacating of that office. For as long as the number of Directors does not exceed their maximum number, the Directors may add additional Directors up to the permitted maximum number and such addition shall remain in effect until the next General Meeting in which Directors are appointed.

[h]	The Company may approve the appointment of a Director in such manner that the commencement of service of the Director is later than the date of his appointment.

[i]	The provisions of the law shall apply with respect to the appointment of external directors and to the manner in which they are appointed, including the provisions of the Companies Law and the regulations promulgated thereunder.

[j]	A Director may appoint an alternate director, all subject to the provisions of Section 237 of the Law. The provisions of the Law and these Articles applicable to a Director in the Company shall apply to the alternate director and his office shall terminate upon the occurrence of the events stipulated in the law or these Articles for which the office of the appointing Director be terminated.

[k]	The office of a member of the Board of Directors, other than an external director, shall be vacated, ipso facto, upon the occurrence of any of the events stipulated in Section 228(a) of the Law, as well as upon occurrence of any of the following events:

[1]	Upon his death.

[2]	If he became legally incompetent.

[3]	Without derogating from the foregoing, the General Meeting may~~, by Ordinary Resolution,~~ dismiss a Director, even if such Director was not appointed by the General Meeting, if the General Meeting resolves that such Director acted contrary to the Company's best interests or in breach of fiduciary duty towards the Company, provided that any resolution of the General Meeting in this respect shall be adopted by a majority of at least 65% of the voting power in the Company and in such case the provisions of Section 230(a) of the Law, concerning the opportunity provided to the Director to present his position to the General Meeting, shall apply.

21.  Remuneration of Directors

[a]	The Directors shall not receive any remuneration from the Company’s funds, unless otherwise resolved by the Company. A Director shall be entitled to reimbursement for his reasonable expenses for travel and other expenses in connection with his participation in the Board of Directors’ Meetings and for discharge of his duties as member of the Board of Directors.

[b]	The Company may pay fees to a Director who rendered special services or invested special efforts for any of the Company’s objects, in an amount to be determined by the Company and such fees shall be in addition to, or in lieu of, the fixed remuneration, if any.

[c]	The external directors shall be entitled to remuneration and reimbursement for their expenses as provided in the law. Without derogating from the above, the granting of an exemption, undertaking for indemnification or insurance shall not be deemed as consideration under the provisions of the Law and these Articles as set forth in Article 31 below.

22.  Powers of the Board of Directors

[a]	Without derogating from the powers of the Board of Directors, conferred thereto in accordance with these Articles, the Board of Directors shall direct the Company’s policy and shall supervise performance of the General Manager’s functions and acts, including:

[1]	Determine the Company’s action plans, principles for financing them and the priorities between them;

[2]	Examine the Company’s financial condition and determine the credit facilities which the Company may receive;

[3]	Determine the organizational structure and the remuneration policy;

[4]	May resolve on the issuance of series of debentures;

[5]	Be responsible for drawing up the financial statements and for their ratification;

[6]	Appoint and remove the General Manager;

[7]	Decide on acts and transactions which require its approval pursuant to the provisions of Sections 255 and 268 to 275 of the Companies Law;

[8]	May allocate Shares and securities convertible to Shares up to the maximum value of the registered capital of the Company, as set forth in Article 6(g) above;

[9]	May resolve on a distribution of a dividend and purchase of Company Shares by the Company as set forth in Article 33 below;

[10]	Shall present its opinion on a special tender offer as provided in Section 329 of the Companies Law;

[b]	The powers of the Board of Directors under Articles 22(a)(1) to 22(a)(10) above may not be delegated to the General Manager, except as provided in Section 288(b)(2) of the Companies Law.

[c]	Without derogating from the powers conferred upon the Board of Directors under any law or theses Articles, the following additional powers are conferred upon the Board of Directors:

[1]	To appoint a person, individuals, or a corporation for the purpose of receiving and holding, in trust for the Company, any assets belonging to the Company or in which the Company is interested, or for any other purpose, and to do all such acts and things necessary for any such trust and see to the payments of the fees of such trustee or trustees;

[2]	To open, conduct, defend, compromise or relinquish any legal proceedings on behalf of or against the Company or against any of its officers, or otherwise related to the Company’s affairs and to settle and extend the time for payment or discharge of any debts owing by or to the Company, or any claims or demands by or against the Company;

[3]	To refer to arbitration any claim or demand of the Company or against it;

[4]	To appoint and, at its discretion, remove or suspend any General Manager, Officeholder, employee or appointee, whether employed on a permanent or provisional basis or for special services, as the Board of Directors may deem fit from time to time, and to define their responsibilities and duties and determine their fees and salaries and demand securities, for such cases and in such amounts as the Board of Directors may deem fit.

[5]	The Board of Directors may authorize the General Manager, either permanently or on a one-time basis, to appoint Officeholders and other employees, define their responsibilities and duties and determine their salaries and the terms of their employment.

[6]	At any time and from time to time, empower by means of a power of attorney any person to serve as the Company’s attorney, for such objects and with such powers, authority and discretions (which shall not exceed such powers and discretions conferred upon or exercisable by the Board of Directors under these Articles) for such period and subject to such terms, as the Board of Directors may deem fit from time to time and any such appointment may be given, if the Board of Directors deems it fit, to any local board of directors to be established or any members thereof, or to any company or its members, its board of directors, appointees or the managers of any company or firm or anyone designated by any such appointed company or firm or otherwise to any appointed association, whether appointed directly or indirectly, by the Board of Directors.

[7]	The Board of Directors may appoint on behalf of the Company, an attorney or attorneys in Israel or outside of Israel, to represent the Company before any court, arbitrator, legal and quasi-legal tribunals, governmental, municipal or other bodies or ministries in Israel or outside of Israel, and to empower each such attorneys such powers as the Board of Directors may deem appropriate, including the authority to delegate any or all of such authorities to another or to others.

The Board of Directors may delegate such powers to the General Manager, either permanently or on a one-time basis.

[8]	The Board of Directors may, at any time, at its discretion, borrow or secure the payment of any sum or sums of money, in such manner, at such times and upon such terms and conditions as it deems fit, and in particular by the issuance of debentures, or series of debentures, either secured or not, or subject to any mortgages, charges or other securities on the whole or any part of the property or business of the Company, both present and future, including its uncalled or called but unpaid Share Capital for the time being.

23.  Chairman of the Board of Directors

[a]	The Board of Directors shall elect one of its members to be the Chairman of the Board of Directors.

[b]	The Chairman of the Board of Directors shall be elected by the members of the Board of Directors at the first Meeting after the Annual Meeting, or the Board of Directors’ Meeting that appointed him to serve as Director and shall serve as Chairman of the Board of Directors, unless otherwise resolved by the Board of Directors or until the termination of his office as Director.

24.  Convening Meetings of the Board of Directors

[a]	The Board of Directors shall convene for Meetings as per Company needs, and at least once every three months.

[b]	The Chairman of the Board of Directors may convene the Board of Directors at any time and at the request of each of the following:

[1]	Two Directors, and if the Board of Directors comprises up to five Directors - one Director;

[2]	One Director - if the provisions of Section 257 of the Companies Law are met;

[c]	Without derogating from the above, the Chairman of the Board of Directors shall convene the Board of Directors if a notice or a report of the General Manager under Section 122(d) of the Companies Law, or the report of the Independent Accountant-Auditor under Section 169 of the Companies Law, require an act of the Board of Directors.

[d]	If the Board of Directors’ Meeting is not convened within 14 days after the date of the request as set forth in Article 24(b) above, or from the date of the report of the General Manager or of the Independent Accountant-Auditor under Article 24(c) above, then any of the persons set forth in the above stated Articles may convene the Board of Directors’ Meeting for such purpose.

[e]	Notice of a Board of Directors’ Meeting shall be delivered to all members of the Board of Directors a reasonable time prior to the date of the Meeting.

[f]	The notice shall be delivered to the address of the Director as supplied by him in advance to the Company and state the date and place of the Meeting as well as a reasonable itemization of all matters on the agenda.

[g]	Notwithstanding that stated in Article 24(b) above, the Board of Directors may, with the consent of all of the directors, convene a Meeting without notice.

25.  Board of Directors’ Meetings and their Proceedings

[a]	The Chairman of the Board of Directors shall determine the agenda of the Board of Directors’ Meetings, that will include matters determined by the Chairman, matters determined as stated in Articles 24(b) and 24(c) above and any matters which a Director or the General Manager had asked, a reasonable time prior to the convening of the Meeting, the Chairman of the Board of Directors to include in the agenda.

[b]	The Chairman of the Board of Directors shall conduct the Meetings of Board of Directors. If the Chairman of the Board of Directors is absent from a Meeting, the Board of Directors shall elect one of its members to chair the Meeting and sign the minutes of the Meeting.

[c]	The Board of Directors may hold meetings by the use of any means of communication, provided, that all the Directors participating in the meeting can hear each other simultaneously.

[d]	The Board of Directors may pass resolutions without actually convening, provided all the Directors entitled to participate in the discussion and vote on the matter put to vote, have agreed not to convene for discussion of such matter.

[e]	If resolutions are adopted as stated in Article 25(d) above, the minutes of these resolutions shall be drafted, including of the resolution not to convene and shall be signed by the Chairman of the Board of Directors.

[f]	The Chairman of the Board of Directors shall be responsible for the execution of such directives.

[g]	The quorum for the opening of a Meeting of the Board of Directors shall be the majority of members of the Board of Directors.

[h]	Any Board of Directors’ Meeting, at which a quorum is present, may exercise all the powers, powers of attorney and discretions vested at such time in the Board of Directors, or which are generally exercised by it.

26.  Voting at the Board of Directors

[a]	Each Director shall have one vote in voting held at the Board of Directors.

[b]	Resolutions at Meetings of the Board of Directors shall be adopted by Simple Majority; the Chairman of the Board of Directors shall have no additional vote.

[c]	A Director, in such capacity, shall not be party to any voting agreement and such agreement shall be deemed a breach of the Director’s fiduciary duties.

[d]	Minutes of a meeting approved and signed by the Director who served as head of the meeting, shall serve as prima facie proof of their content.

27.  Committees of the Board of Directors

[a]	The Board of Directors may form Board Committees. At Board Committees to which the Board of Directors has delegated his powers, no members shall serve other than members of the Board of Directors. Any Board Committee formed for the sole purpose of advising or recommending to the Board of Directors, may include members who are not also members of the Board of Directors (hereinafter: “Board Committee”).

[b]	A Resolution that was adopted, or an act performed at a Board Committee, by virtue of a delegation of powers by the Board of Directors, shall be deemed a resolution adopted or an act performed by the Board of Directors.

[c]	A Board Committee shall report to the Board of Directors, on an ongoing basis, on its resolutions or recommendations.

[d]	Articles 24 to 26 shall apply, mutatis mutandis, to the convening of the meetings of Board Committees and their proceedings.

[e]	The Company’s Board of Directors may not delegate to a Board Committee any of its powers in any of the following subjects:

[1]	Determining the Company’s general policy;

[2]	Any distribution, as such term is defined in Section 1 of the Companies Law, unless it involves a purchase of the Company’s Shares in accordance with the framework which has been formulated in advance by the Board of Directors;

[3]	The determining of the Board of Directors’ position in a matter requiring approval of the General Meeting or the providing of an opinion as provided in Section 329 of the Companies Law;

[4]	An issue or allocation of Shares or securities which are convertible into Shares or which may exercised for Shares, or of a series of debentures, except as set forth in Section 288(b) of the Companies Law:

[5]	Approval of the financial statements;

[6]	Approval of acts and transactions which require the approval of the Board of Directors pursuant to the provisions of Sections 255 and 268 to 275 of the Companies Law.

The Board of Directors may form committees for any of the subjects detailed in this Article above for the sake of recommendation only.

[f]	The Board of Directors may cancel a Board Committee appointed by it; however, nothing in the aforesaid cancellation shall serve to impair the validity of a resolution of the Board Committee on which the Company acted, in respect of any other person, who was not aware of its cancellation.

28.  Audit Committee, Compensation Committee and Financial Statements Examining Committee

[a]	The Company’s Board of Directors shall appoint from among its members an Audit Committee, a Compensation Committee and a Committee in charge of Examining the Financial Statements, all as provided in the Companies Law and the relevant regulations promulgated thereunder. These committees shall have such powers and duties as provided in the Companies Law and the regulations promulgated thereunder and the provisions of Article 27 above shall apply to them, mutatis mutandis.

[b]	Canceled.

[c]	Canceled.

[d]	Canceled.

[e]	Canceled.

29.  General Manager

[a]	The Board of Directors may from time to time appoint one or more individuals, whether or not a Director, as the General Manager or General Managers of the Company, either for a fixed period of time or without limitation of time, and may from time to time, taking into account the provisions of any contract between him/them and the Company, release him/them from such office and appoint another/others in his/their stead. The General Manager is not required to be a Director or Shareholder in the Company.

[b]	The General Manager shall be responsible for the day-to-day management of the affairs of the Company within the framework of the policies determined by the Board of Directors and subject to its directives and shall be under the supervision of the Board of Directors; the General Manager shall have full managerial and operational powers which have been vested in him by the Companies Law or in these Articles, all the managerial and operational powers which have not been vested by the Companies Law or by these Articles in another organ of the Company, as well as any powers conferred upon the General manger by the Board of Directors.

[c]	The General Manager shall submit reports to the Board of Directors on the Company’s ongoing activities on such dates and scope as to be determined by the Board of Directors. The Chairman of the Board of Directors is entitled, at his initiative or pursuant to a resolution of the Board of Directors, to require reports from the General Manager in matters pertaining to the business affairs of the Company.

[d]	The fees of the General Manager and the conditions of his position shall be determined from time to time, taking into consideration the provisions of any contract between him and the Company and subject to the provisions of the Companies Law, by the Board of Directors, and it may be paid by way of a salary or commission, as percentage of the dividends, profits or the Company’s financial turnover, or by participation in such profits, or in one or more of the aforementioned methods, and where the Law requires the approval of the General Meeting regarding a contract with an Officeholder, the contract shall be subject to such approval.

[e]	Subject to the provisions of any law, including Section 92 of the Companies Law, the Board of Directors may delegate from time to time to the General Manager for the time being such powers vested in the Board of Directors under these Articles, as it may deem appropriate and may grant such powers to be exercised for such purposes and needs and for such periods and under such conditions and restrictions, as it may deem fit, and may also delegate such powers either concurrently with the powers of the Board of Directors, or instead of all or part of such powers, and may from time to time cancel, modify or change any or all such powers.

[f]	The General Manager may, with the Board of Directors’ approval, delegate some of his powers to another person who is subordinate to him.

[g]	Canceled.

30.  Officeholders of the Company

The Board of Directors may from time to time appoint and dismiss, and subject to the provisions of any law and as provided in Article 22(c)(5) above, authorize the General Manager, either permanently or on a one-time basis, to appoint Officeholders and other employees, define their responsibilities and duties and determine their salaries and the terms of their employment.

31.  Liability, Insurance, Indemnification and Exemption

[a]	Subject to the provisions of the Companies Law, the Company may enter into an insurance contract for covering the liability of an Officeholder thereof due to a liability to be imposed on him due to an act performed by him in his capacity as an Officeholder thereof, in any of the following cases:

[1]	Breach of the duty of care towards the Company or towards another person;

[2]	Breach of a fiduciary duty towards the Company, provided that the Officeholder acted in good faith and had a reasonable basis to believe that the act would not prejudice the Company’s best interests;

[3]	A financial liability imposed on him in favor of another person;

[4]	Any other insurable action in accordance with the Companies Law;

[5]	Expenses incurred by an Officeholder which are relating to an Administrative Enforcement Proceeding conducted with respect to him, including reasonable litigation expenses and attorney’s fees;

In this regard, “Administrative Enforcement Proceeding”- procedure in accordance with Chapter 8-C, 8-D or 9-A to the Securities Law.

[6]	Payments to the party injured by the violation, in accordance with Section 52(BBB)(a)1(a) to the Securities Law (“Payment to the Party Injured by the Violation”).

[b]	Subject to the provisions of the Law, the Company may indemnify any of its Officeholders due to any liability or expense, as set forth below, imposed on him or incurred by him, as a result of an act which he performed by virtue of his being an Officeholder of the Company:

[1]	A financial liability imposed on him in favor of another person by a court judgment, including a settlement judgment or an arbitrator’s award approved by a court;

[2]	Reasonable litigation expenses, including attorneys’ fees, incurred by the Officeholder as a result of an investigation or proceedings instituted against such Officeholder by a competent authority, which investigation or proceedings have ended without the filing of an indictment against him and without the imposition of financial liability in lieu of criminal proceedings, or have ended without the filing of an indictment against him but with the imposition of a financial liability in lieu of criminal proceedings for an offense that does not require proof of criminal intent (mens rea).

[3]	Reasonable litigation expenses, including attorneys’ fees, expended by an Officeholder or charged to him by a court, in a proceeding filed against him by the Company or on its behalf or by another person, or in a criminal charge from which he was acquitted, or in a criminal charge of which he was convicted of an offense which does not require proof of criminal intent (mens rea).

[4]	Indemnification as aforesaid may be made by means of an undertaking in advance to indemnify, as set forth in subsection [1] above, provided such advance indemnification undertaking shall be limited to events which, in the opinion of the Board of Directors, are foreseeable in light of the Company’s actual operations at the time the indemnification undertaking is made, and to an amount or criteria which the Board of Directors deems reasonable under the circumstances of the matter and that the indemnification undertaking will specify the events foreseeable, in the opinion of the Board of Directors, in light of the Company’s actual activities at the time of proving the undertaking, and the amount or criteria determined by the Board of Directors as reasonable in the circumstances as well as with respect to the events set forth in subsections [2] and [3] above or by means of retroactive indemnification, all as provided in Section 260(b) of the Law.

[5]	Expenses incurred by an Officeholder in relation to an Administrative Enforcement Proceeding conducted with regard to him, including reasonable litigation expenses and including attorneys’ fees;

[6]	Payment to the Party Injured by the Violation;

[7]	Liability or expense otherwise permitted for indemnification by Companies Law.

[c]	The provisions hereof are not and shall not serve to restrict the Company, in any way, with regards to its entering into an insurance contract and/or indemnification:

[1]	In connection with persons who are not Officeholders of the Company, including employees, contractors or consultants of the Company who are not Officeholders of the Company;

[2]	In connection with the Officeholders of the Company - to the extent that such insurance and/or indemnification are not specifically prohibited under any law.

[d]	Subject to the provisions of the Law, the Company may exempt an Officeholder of the Company, in advance, of his liability, in whole or in part, due to damage which it incurs as a result of the breach of the duty of care towards the Company.

[e]	Notwithstanding that stated in subsection [d] above, the Company may not exempt a Director in advance for liability towards the Company due to breach of the duty of care in the course of a distribution.

32.  Internal Auditor and Independent Accountant-Auditor

[a]

[1]	The Company’s Board of Directors shall appoint an Internal Auditor to the Company, on recommendation of the Audit Committee.

[2]	The Chairman of the Board of Directors shall be in charge, in terms of the organizational structure, of the Internal Auditor.

[3]	The Internal Auditor shall submit his proposal for an annual or periodical work program for approval of the Audit Committee and the Audit Committee shall approve it with such amendments as it shall deem fit, and in the absence of an Audit Committee, for approval of the Board of Directors.

[4]	The Internal Auditor shall submit a report on his findings to the Chairman of the Board of Directors, the General Manager and the chairman of the Audit Committee; a report in accordance with Section 150 of the Companies Law shall be delivered by the Internal Auditor to the entity that had commissioned from him the preparation of the audit.

[5]	The office of the Internal Auditor shall not be terminated, other than in accordance with the provisions of Section 153 of the Companies Law.

[b]

[1]	The appointment of the Independent Accountant-Auditor, the termination of his services and his compensation shall be according to these Articles and subject to the Companies Law. The Independent Accountant-Auditor’s assignments, authorities, and duties shall be according to the Companies Law.

[2]	The General Meeting shall appoint an Independent Auditor for the Company. The Independent Auditor shall serve in this position until the end of the next Annual Meeting at which he was appointed, unless he was appointed for a longer period, as stated below. The General Meeting may determine, in its decision to appoint the Independent Accountant-Auditor that the term of his office shall be longer than one year, all subject to the provisions of Section 154(b) of the Companies Law.

[3]	The Company may appoint several Independent Accountant-Auditors to jointly execute the auditing activities.

[4]	The fees of the Independent Accountant-Auditor for the auditing activities shall be determined by the General Meeting that appointed him or by the Board of Directors if the General Meeting has not determined such fees or if the General Meeting empowered the Board of Directors to determine such fees. The Company’s Board of Directors shall determine the fees of the Independent Accountant-Auditor for additional services to the Company, which are not auditing activities. The Board of Directors shall report to the Annual General Meeting on the terms of engagement with the Independent Accountant-Auditor for such additional services, including payments and obligations of the Company towards the Independent Accountant-Auditor.

33.  Distribution, Distribution of Dividends and Bonus Shares

[a]	Distribution, distribution of dividends and allocation of bonus shares shall be made in accordance with the provisions of the Law and subject to the following provisions of these Articles:

[1]	A resolution on a distribution, distribution of dividends and allocation of bonus shares shall be adopted by the Company’s Board of Directors.

[2]	A distribution of a dividend to the Company’s Shareholders shall be made to all the Shareholders of the Company pro rata to the nominal value of each Share, unless these Articles, including any amendments thereto, expressly provide such rules in the matter of priority in the entitlement of any particular Shares’ class to receive a dividend.

[3]	The Board of Directors may deduct from any dividends or other beneficial interests, such sums of money payable by the Shareholder to the Company on account of Share for which the dividend is paid or other beneficial interests are granted, in respect of such Share, whether the time for payment thereof has arrived or not.

[b]	The Company may issue redeemable securities, all subject to the provisions of Section 312 of the Law and as shall be determined in the terms of issue of such redeemable securities. The Board of Directors is vested with the authority to provide for the issuance of redeemable securities.

[c]	Considering the provisions of Article 8(f) above, the Board of Directors may, as it shall deem advisable and appropriate, appoint trustees or nominees on behalf of the holders of bearer share certificates, who for such period, as determined by the Board of Directors, refrained from contacting the Company for the purpose of receiving dividends, Shares or other beneficial interests of any kind and also on behalf of such holders of the registered shares who did not provide the Company notice of change of their address and who refrained from contacting the Company for the purpose of receiving dividends, Shares or other beneficial interests during the aforesaid period. Such nominees and trustees shall be appointed for the purpose of exercising, collecting or receiving dividends, shares or other interests as aforesaid, to sign un-issued shares offered to the Shareholders, but such nominees or trustees may not transfer or assign the Shares for which they were appointed or vote thereat or transfer or assign rights held by them. The Company shall stipulate in the terms and conditions of the trust or nominees’ appointment, that upon the first demand of the holder of the Share for which the trustees and nominees were appointed, such trustees and nominees shall be obligated to return said Share to its holder or to whomever the Company so directs as well as all such rights held by them for the Shareholder, as the case may be. Any act and arrangement made by these nominees or trustees and any agreement between the Board of Directors and such nominees or trustees shall be binding and effective on all parties concerned.

[d]	Considering the provisions of Article 8(f) above, the Board of Directors may from time to time determine the manner in which dividends are paid or bonus shares are distributed and all the other rights and arrangements associated therewith both to the holders of registered shares or bearer shares. Without derogating from the generality of the aforesaid, the Board of Directors may pay any dividends or other monies for the Shares by sending a check by post addressed to such Shareholder at his registered address as appearing in the Company’s Shareholders’ Register.

34.  Calls for Payment

[a]	The Board of Directors may from time to time, at its discretion or subject to the terms on which the Shares were allocated, if any, make such calls upon Shareholders in respect of any sums unpaid in respect of Shares held by such Shareholders, as it may deem appropriate, provided that notice of any call shall be given to the applicable Shareholder no less than fourteen days prior to the time of payment, and any Shareholder shall be required to pay the amount called on the dates and at the places determined by the Board of Directors.

[b]	Joint holders of a Share shall be jointly and severally liable to pay all calls for payment and installments in respect of such Share.

[c]	If a call or installment payable in respect of a Share is not paid, the Shareholder or the person to whom such Share was allocated, shall be liable to pay such linkage differentials and interest on the call or installment as the Board of Directors shall determine, from the date on which payment was due until the day on which it is actually paid, but the Board of Directors may forego the payment of such linkage differentials or interest, in whole or in part.

[d]	Any amount that, according to the conditions of issuance of a Share, must be paid at the time of issuance or at a fixed date, whether on account of the nominal value of the Share or for premium, shall be deemed for the purposes of these Articles to be a call for payment that was duly made and the payment date of which is the due date for payment, and in the event of non-payment all the provisions of these Articles concerning payment of linkage differentials and interest, forfeiture etc. and any other provisions of these Articles related thereto shall apply, as if a proper call for its payment has been made.

[e]	The Board of Directors, if it shall deem fit, may receive from a Shareholder wishing to pay, all monies payable on account of his Shares, or part thereof, in addition to such payments actually called, and may pay him interest and linkage differentials on the amounts paid in advance or on such part thereof exceeding the amount called at that time on account of the Shares with respect to which such advance payment was made, in the amount agreed upon by the Board of Directors and the Shareholder, and this in addition to the payable dividend, if any, on such paid portion of the Share with respect to which the advance payment was made.

35.  Forfeiture of Shares

[a]	If the Shareholder (hereinafter in this Article: “the Debtor”) does not pay such call or any part thereof, in accordance with the provisions of Article 34 above, the Board of Directors may, at any time thereafter, forfeit any Share with respect to which notice was given to the Debtor on such call.

[b]	Subject to the provisions of any law, the forfeiture of a Share shall cause, at the time of forfeiture, the cancellation of all rights in the Company and any claim or demand against it with respect to that Share.

[c]	A forfeiture of a Share shall include all dividends in respect of that Share not paid before the forfeiture, even if declared.

[d]	The Board of Directors may sell, re-allocate or otherwise disposed of any Share forfeited as the Board of Directors resolves, with or without any amount paid or deemed paid on account of the Share. Shares that were forfeited and have not yet been sold shall become treasury shares, as such term is defined in Section 308 of the Companies Law.

[e]	If the proceeds received for sale of the forfeited Shares exceed the amount committed by the Debtor, the Debtor shall be entitled to restitution of the partial proceeds given for such Shares, if any, provided that the proceeds remaining with the Company shall not be less than full consideration committed to by the Debtor, plus the sales expenses.

[f]	The Board of Directors may at any time collect the forfeited monies or any part thereof as it shall deem appropriate but shall not be obligated to do so.

36.  Shareholders’ Register

[a]	The Company shall keep a Shareholders’ Register and record in it the following information:

[1]	The name, identity number and address of every Shareholder, all as provided to the Company;

[2]	The number and class of Shares held by each Shareholder, stating their nominal value, and in the event that a certain amount has not yet been paid on account of the consideration determined for such Share - the amount not yet paid;

[3]	The date of allocation of the Shares or the dates of their transfer to the Shareholder, as the case may be;

[4]	Should the Shares have serial numbers, the Company shall note, opposite to the name of each Shareholder, the respective numbers of the Shares registered in such Shareholder’s name;

[b]	If the Company has treasury Shares as provided in Section 308 of the Companies Law, the Register shall also specify their numbers and the date on which they became treasury Shares, all as known to the Company.

For non-voting Shares in accordance with Section 309(b) or Section 333(b) of the Companies Law - also their numbers and the date on which they became non-voting Shares, all as known to the Company.

[c]	If the Company maintains an additional Shareholders’ Register, as set forth in Article 37 below, it shall indicate the number of shares registered in the additional Shareholders’ Register and their numbers, if the Shares are marked with serial numbers.

[d]	The Company shall change the Shares’ ownership records in the Shareholders’ Register, as set forth in Article 36(a), in any of the following events:

[1]	The Company receives a deed of transfer for the Share, signed by the Transferor and the Transferee and the conditions stipulated in these Articles for such transfer have been complied with;

[2]	An order of the court to amend the Registration is delivered to the Company;

[3]	It is proved to the Company that the provisions of the law regarding the assignment of the right are met;

[4]	Another condition which, under these Articles, is sufficient for recording a change in the Shareholders’ Register is met.

[e]	The Company may close the Shareholders’ Register for a reasonable period to be determined by the Board of Directors, provided that such period shall not exceed 30 days each year. The Company shall publish a prior notice on the closing of the Shareholders’ Register at least 7 days in advance.

37.  Register of Substantial Shareholders and Additional Shareholders’ Register Outside of Israel

[a]	The Company shall keep in the Register of Substantial Shareholders the reports received by the Company under the Securities Law concerning the holdings of the Substantial Shareholders in the Company’s Shares.

[b]	The Company may maintain an additional Shareholders’ Register outside of Israel and the provisions of Section 138 of the Companies Law shall apply in this matter.

38. Seal, Stamp and Signatory Rights

[a]	The Company may have one or more rubber stamps for affixing on documents, and the Board of Directors shall provide for the safe custody of any such rubber stamp;

[b]	The Board of Directors may authorize any person to act or sign on behalf of the Company, and the acts and signature of such person on behalf of the Company shall bind the Company, insofar as such person acted and signed within his powers;

[c]	The Board of Directors may use and hold a seal for use outside of Israel and direct the manner of use thereof.

39.  Accounts

The Board of Directors shall be responsible for the Company’s bookkeeping and for publication of financial statements as provided is Sections 171 to 175 of the Companies Law and the provisions of any other law applicable to the Company.

40.  Donations

The Company may donate reasonable amounts for a worthy purpose, even if such donation is not within the framework of the Company’s business considerations. The Board of Directors of the Company shall be in charge of execution of this Article.

41.  The Keeping of Minutes

The Company will draw up minutes of the proceedings at the General Meetings, class meetings, Board of Directors’ Meetings and meetings of Board Committees and keep such minutes in its Registered Office or in another address in Israel of which the Company provides notice to the Registrar, for a period of seven years after the date of the meeting.

42. Notices

[a]	Subject to the provisions of Article 15 above, any notices or other documents that need to be served upon any Shareholder, may be delivered by the Company to the Shareholder either personally or by sending the notice in a prepaid registered letter addressed to such Shareholder at his address as registered in the Shareholders’ Register, or by giving notice to the Shareholders or holders of others rights of any type by means of publishing the notice in two daily Hebrew newspapers published in Israel having a reasonable circulation, and in case of such publication, it shall be deemed to replace the personal delivery or delivery by post.

[b]	Any notice required to be given to the Shareholders shall, with respect to any Shares held by two persons or more jointly, be given to whichever of such persons is named first in the Shareholder’ Register, and any notice so given shall be sufficient notice to the holders of such Share. Alternatively, such notice shall be given by means of publishing the notice in two daily Hebrew newspapers published in Israel having a reasonable circulation.

[c]	Any Shareholder registered in the Shareholders’ Register in accordance with an address in Israel or abroad, which he has been given to the Company, from time to time, for the purpose of sending notices to the Shareholder, shall be entitled to receive at such address any notices which he is entitled to receive under these Articles, however, except for the above, any Shareholder not registered in the Shareholders’ Register shall not be entitled to receive any notice from the Company.

[d]	The Company may provide notice to such persons having a right to receive any Share as consequence of the death or bankruptcy of a member or his incompetence, and in case of a corporation - to its liquidator or receiver, by sending the notice by prepaid letter to their names to the address (if any) provided for this purpose by such person/s or (if such address is not yet provided) by delivery of the notice in the same manner in which the same might have been given if the death, bankruptcy, incompetence, liquidation or receivership have not occurred.

[e]	Any notice or other document delivered or sent by post, shall be deemed to have been served two business days after it has been delivered at the post office and in proving such service or delivery it shall be sufficient to prove that the letter containing the notice or the document was properly addressed to the address appearing in the Company’s records and delivered at the post office by prepaid letter.

[f]	Subject to the provisions of any law, whenever it is necessary to give a notice specified number of days in advance or notice which is valid for a specific period, the date of delivery shall be counted amongst the number of days or the period.

43. Winding-up, liquidation and dissolution

If the Company be wound up, whether voluntarily or otherwise, the surplus assets shall be distributed subject to the provisions of any law concerning winding-up, liquidation and dissolution, and the special rights attached to the Shares, in the following order of preferences and manner of proportions:

[a]	Return of Share Capital: Pari passu, pro rata to the paid up capital, on the nominal value of the Shares.

[b]	The balance of surplus assets: Pari passu, pro rata to the paid up capital on account of the nominal value of the Shares and for this purpose, any amount not called on the Shares shall be deemed as paid up, but any amount called, was due for payment but not paid prior to the date of commencement of liquidation, shall not be included in the paid up capital for the purpose of such distribution.